February 12, 2019

Michael Klein
Chief Executive Officer
iCAD, Inc.
98 Spit Brook Road, Suite 100
Nashua, NH 03062

       Re: iCAD, Inc.
           Registration Statement on Form S-3
           Filed January 31, 2019
           File No. 333-229452

Dear Mr. Klein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Caleb French at 202-551-6947 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Jeffrey A. Baumel, Esq.